UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

iROBOT CORPORATION

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

462726100

(CUSIP Number of Class of Securities)

David J. Snyderman
Magnetar Capital LLC
1603 Orrington Ave.
Evanston, Illinois 60201
(847) 905-4400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 24, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91734M103	SCHEDULE 13D	Page 2 of 12

1	NAMES OF REPORTING PERSONS
Magnetar Financial LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,500,372

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,500,372

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,500,372

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.51%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA; OO

CUSIP No. 91734M103	SCHEDULE 13D	Page 3 of 12

1	NAMES OF REPORTING PERSONS
Magnetar Capital Partners LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,500,372

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,500,372

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,500,372

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.51%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC; OO

CUSIP No. 91734M103	SCHEDULE 13D	Page 4 of 12

1	NAMES OF REPORTING PERSONS
Supernova Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,500,372

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,500,372

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,500,372

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.51%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC; OO

CUSIP No. 91734M103	SCHEDULE 13D	Page 5 of 12

1	NAMES OF REPORTING PERSONS
David J. Snyderman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,500,372

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,500,372

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,500,372

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.51%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC; IN

SCHEDULE 13D

This Amendment No. 1 (the “Amendment No. 1”) relates to the Statement of Beneficial Ownership on Schedule 13D filed jointly by Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and Alec N. Litowitz (“Mr. Litowitz”) with the SEC on September 9, 2022, (as amended by this Amendment No. 1, the “Schedule 13D”).  This Amendment No. 1 is being filed to remove Mr. Litowitz as a Reporting Person and replace him with David J. Snyderman who, effective October 24, 2022, replaced Mr. Litowitz as the Chief Executive Officer of Magnetar Financial and the Manager of Supernova Management.

Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)          The persons filing this Statement are Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and David J. Snyderman (“Mr. Snyderman”) (collectively, the “Reporting Persons”).

This Statement relates to Shares held for the accounts of each of (i)  Magnetar PRA Master Fund Ltd, a Cayman Islands exempted company (“PRA Master Fund”), (ii), Magnetar Systematic Multi-Strategy Master Fund Ltd, a Cayman Islands exempted company, (“Systematic Master Fund”), and one Managed Account for the clients of Magnetar Financial (the “Managed Account”), collectively (the “Funds”).

Magnetar Financial is a Securities and Exchange Commission (“SEC”) registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended, and manager of investment funds and managed accounts. Magnetar Financial serves as investment adviser to each of the Funds. In such capacity, Magnetar Financial exercises voting and investment power over the Shares held for the accounts of each of the Funds.  Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The Manager of Supernova Management is Mr. Snyderman.

(b)          The business address of each of the Reporting Persons is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

(c)          Each of the Funds is a private investment fund; Magnetar Financial is a privately-held SEC registered investment adviser and manager of investment funds and managed accounts; Magnetar Capital Partners is a privately-held limited partnership and serves as the sole member and parent holding company of Magnetar Financial; Supernova Management is a privately-held limited liability company and is the general partner of Magnetar Capital Partners; and Mr. Snyderman is a citizen of the United States of America, Manager of Supernova Management and Chief Executive Officer of Magnetar Financial.

(d)          None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          Magnetar Financial is a Delaware limited liability company. Magnetar Capital Partners is a Delaware limited partnership. Supernova Management is a Delaware limited liability company. Mr. Snyderman is a citizen of the United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The aggregate amount of funds used by the Reporting Persons in purchasing the 1,500,372 Shares reported herein on behalf of the Funds have come directly from the assets of the Funds, which may at any given time, have included margin loans made by brokerage firms in the ordinary course of business. The aggregate amount of funds used by the Reporting Persons in purchasing the Shares on behalf of the Funds was $88,809,424.13 (excluding commissions and other execution-related costs).

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended to add the following information for updating:

During the 60 days preceding the date of the filing of this Statement, the Reporting Persons sold 2,475 Shares between September 30, 2022 and October 7, 2022 reported herein for the benefit of the Managed Account.

In addition, during the 60 days preceding the date of the filing of this Statement, the Reporting Persons purchased 65,804 between September 9, 2022 and November 1, 2022 reported herein which consists of 60,723 Shares purchased for the benefit of PRA Master Fund and 5,081 Shares purchased for the benefit of the Systematic Master Fund.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a)-(c) of the Schedule 13D is hereby amended to add the following information for updating:

The Company reported in their Form 8-K filed on August 5, 2022 that 27,229,622 Shares were issued and outstanding as of August 3, 2022.

(a)        As of the close of business November 1, 2022, each of the Reporting Persons may have been deemed to have beneficial ownership of 1,500,372 Shares, which consisted of (i) 1,276,878 Shares held for the benefit of PRA Master Fund, (ii) 219,464 Shares held for the benefit of Systematic Master Fund, and (iii) 4,030 Shares held for the benefit of the Managed Account and all such Shares represented beneficial ownership of approximately 5.51% of the Shares.

(b)          As of the close of business November 1, 2022, each of the Reporting Persons may have been deemed to share the power to vote and direct the disposition of 1,500,372 Shares, which consisted of (i) 1,500,372 Shares held for the benefit of PRA Master Fund, (ii) 219,464 Shares held for the benefit of Systematic Master Fund, and (iii) 4,030 Shares held for the benefit of the Managed Account and all such and all such Shares represented beneficial ownership of approximately 5.51% of the Shares.

(c)          Except as set forth on Schedule B attached hereto, the Funds had no transactions in the Shares during the 60 days preceding the date of filing of this Statement. All of the transactions set forth on Schedule B attached hereto were effected in the ordinary course of business of Magnetar Financial for the accounts of each of the Funds. The transactions in the Shares set forth on Schedule B were effected in open market transactions on the NASDAQ and various other trading markets.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended to add the following information for updating:

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, and any amendment or amendments hereto.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

99.2	Joint Filing Agreement, dated as of November 2, 2022 among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 2, 2022

MAGNETAR FINANCIAL LLC

By:	Magnetar Capital Partners LP, its Sole Member

By:	/s/ David J. Snyderman
	Name:	David J. Snyderman
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

MAGNETAR CAPITAL PARTNERS LP

By:	/s/ David J. Snyderman
	Name:	David J. Snyderman
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

SUPERNOVA MANAGEMENT LLC

By:	/s/ David J. Snyderman
	Name:	David J. Snyderman
	Title:	Manager

/s/ David J. Snyderman
David J. Snyderman

SCHEDULE B
Funds

Date	Number of Shares Bought	Price Per Share($) (1)(2)
9/9/2022	37,544	58.8594 (3)
9/12/2022	17,365	58.77193 (4)
11/01/2022	10,895	56.51890 (5)

(1)	Excludes commissions and other execution-related costs.

(2)	Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares bought or sold (as the case may be) at each separate price will be provided.

(3)	Reflects a weighted average purchase price of $58.8594 per share, at prices ranging from $58.79 to $59.05 per share.

(4)	Reflects a weighted average purchase price of $58.77193 per share, at prices ranging from $58.65 to $58.92 per share.

(5)	Reflects a weighted average purchase price of $56.51890 per share, at prices ranging from $56.44 to $56.54 per share.

Funds

Date	Number of Shares Sold	Price Per Share($) (1)(2)
9/30/2022	123	56.39195 (6)
10/3/2022	470	56.49170 (7)
10/4/2022	470	56.59011 (8)
10/5/2022	465	56.29796 (89
10/6/2022	473	56.23522 (10)
10/7/2022	474	56.24177(11)

(6)	Reflects a weighted average sale price of $56.39195 per share, at prices ranging from $56.26 to $56.59 per share.

(7)	Reflects a weighted average sale price of $56.49170 per share, at prices ranging from $56.47 to $56.53 per share.

(8)	Reflects a weighted average sale price of $56.59011 per share, at prices ranging from $56.45 to $56.70 per share.

(9)	Reflects a weighted average sale price of $56.29796 per share, at prices ranging from $56.11 to $56.58 per share.

(10)	Reflects a weighted average sale price of $56.23522 per share, at prices ranging from $56.12 to $56.31 per share.

(11)	Reflects a weighted average sale price of $56.24177 per share, at prices ranging from $56.17 to $56.33 per share.

EXHIBIT INDEX

Exhibit No.	Description

99.2	Joint Filing Agreement, dated as of November 2, 2022, among the Reporting Persons.